Exhibit 99.1

From:	Jaley Fulton on behalf of Doug Williams
To:	All Employees
Subject:	Stock Option Exchange Program
Date:	November 12, 2009

As you know, the ZymoGenetics Stock Option Exchange Program was approved by shareholders in a special meeting held on November 10, 2009. We expect to launch the program next Monday, November 16th, after the market closes. All eligible employees will receive an email notification of the launch of the Tender Offer (TO) period and will be directed to a website which contains all the information necessary to begin making selections. This offer period will be open for 20 business days and is expected to close on December 14, 2009, unless otherwise extended. If you’d like to learn more about the TO, please read the definitive proxy statement, filed with the SEC on October 20, 2009 or the Offer to Exchange that we expect to file with the SEC upon launch of the program at www.sec.gov, or on the investor relations portion of our website at www.zymogenetics.com/ir/sec-list.php.

Thank you for your patience and we look forward to sharing more information with you on this program shortly.

Doug

The proposed stock option exchange program (the “program”) described in this email has not yet commenced and this correspondence does not constitute an offer or create any rights or obligations. On the date the program begins, ZymoGenetics will provide you with materials explaining the precise terms and timing of the program. You should read these materials when they become available because they will contain important information about the program. ZymoGenetics will also file these materials as part of a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the SEC) upon the commencement of the program, which may, at the discretion of ZymoGenetics, be delayed or never implemented. These materials and other documents filed with the SEC, by ZymoGenetics, will be available free of charge from the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the documents filed by ZymoGenetics with the SEC by contacting ZymoGenetics’ Human Resources Department at 1201 Eastlake Avenue East, Seattle, WA 98102.